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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13G
(Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)1

Quicksilver Resources, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
74837R104

(CUSIP Number)
12/31/2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☒        Rule 13d-1(b)

    ☐        Rule 13d-1(c)

    ☐        Rule 13d-1(d)

1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 74837R104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
The TCW Group, Inc., on behalf of the TCW Business Unit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) / /
(b) /x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada corporation

NUMBER OF	5	SOLE VOTING POWER -0-
SHARES
BENEFICIALLY	6	SHARED VOTING POWER -0-
OWNED BY EACH
REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see response to Item 4)

12	TYPE OF REPORTING PERSON*
HC/CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 8 pages

13G

CUSIP No. 74837R104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Robert A. Day

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) / /
(b) /x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

NUMBER OF	5	SOLE VOTING POWER -0-
SHARES
BENEFICIALLY	6	SHARED VOTING POWER -0-
OWNED BY EACH
REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see response to Item 4)

12	TYPE OF REPORTING PERSON*
HC/IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 8 pages

ITEM 1.
(a)	Name of Issuer:
Quicksilver Resources, Inc.

(b)	Address of Issuer's Principal Executive Offices:
777 West Rosedale Fort Worth, TX 76104

ITEM 2.
(a)	Name of Person Filing:

(b)	Address of Principal Business Office, or if None, Residence:

(c)	Citizenship:

The TCW Group, Inc., on behalf of the TCW Business Unit
865 South Figueroa Street
Los Angeles, CA 90017
(Nevada Corporation)

Robert A. Day
865 South Figueroa Street
Los Angeles, CA 90017
(United States Citizen)

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
74837R104

Page 4 of 8 pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(see Item 7)
The TCW Group, Inc., on behalf of the TCW Business Unit and Robert A. Day (individual who until July 6, 2001 may be deemed to control The TCW Group, Inc. and other entities which hold the Common Stock of the issuer)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 5 of 8 pages

ITEM 4. OWNERSHIP*

The TCW Group, Inc., on behalf of the Business Unit ***
(a)	Amount beneficially owned:
none.

(b)	Percent of class:
0.0%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
none.

	(ii)	Shared power to vote or to direct the vote:
none.

	(iii)	Sole power to dispose or to direct the disposition of:
none.

	(iv)	Shared power to dispose or to direct the disposition of:
none.

Robert Day****
(a)	Amount beneficially owned:
none.

(b)	Percent of class:
0.0%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
none.

	(ii)	Shared power to vote or to direct the vote:
none.

	(iii)	Sole power to dispose or to direct the disposition of:
none.

	(iv)	Shared power to dispose or to direct the disposition of:
none.

**
The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

***
See Exhibit "A"

****
As a result of the acquisition of control of The TCW Group, Inc. by Societe Generale, S.A. on July 6, 2001, Robert A. Day no longer is deemed to share voting or dispositive power with The TCW Group, Inc.

Page 6 of 8 pages

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /x/

        As a result of the acquisition of control of The TCW Group, Inc. by Société Générale, S.A. on July 6, 2001, Robert A. Day no longer is deemed to share voting or dispositive power with The TCW Group, Inc., and is therefore no longer the beneficial owner of any shares of the class of securities. The TCW Group, Inc. continues to be the beneficial owner of more than five percent of the class of securities.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        See Exhibit A.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable. See Exhibits A and B.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10. CERTIFICATION.

        Because this statement is filed pursuant to Rule 13d-1(b), the following certification is included:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 7th day of March, 2002.

THE TCW GROUP, INC., ON BEHALF OF THE TCW BUSINESS UNIT

By:	/s/ LINDA D. BARKER Linda D. Barker Authorized Signatory

ROBERT DAY

By:	/s/ LINDA D. BARKER Linda D. Barker Under Power of Attorney dated November 6, 2000 on file with Schedule 13G for Retek, Inc. dated November 8, 2000.

Page 8 of 8 pages

EXHIBIT A

RELEVANT SUBSIDIARIES OF PARENT HOLDING COMPANY

PART A: TCW Entities

Parent Holding Company:

        The TCW Group, Inc.

Relevant Subsidiaries that are persons described in Rule 13d-1(b):

  (i)
  TCW Asset Management Company, a California corporation and an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

        This Schedule 13G is being filed by the TCW Group, Inc., a Nevada corporation ("TCW"), on behalf of itself and its direct and indirect subsidiaries, which collectively constitute The TCW Group, Inc. business unit (the "TCW Business Unit" or the "Reporting Person"). The TCW Business Unit is primarily engaged in the provision of investment management services.

        As of July 6, 2001, the ultimate parent company of TCW is Société Générale, S.A., a corporation formed under the laws of France ("SG"). The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit.

        SG, for purpose of the federal securities laws, may be deemed ultimately to control TCW and the TCW Business Unit. SG, its executive officers and directors, and its direct and indirect subsidiaries (including all business units except the TCW Business Unit), may beneficially own shares of the securities of the issuer to which this schedule relates (the "Shares") and such shares are not reported in this statement. In accordance with Securities and Exchange Commission ("SEC") Release No. 34-39538 (January 12, 1998), and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by SG and any of SG's other business units.

PART B: Non TCW Entities

Parent Holding Company:

        Robert A. Day (an individual who may be deemed to control the entities described below which are not subsidiaries of The TCW Group, Inc.)

Relevant Subsidiaries that are persons described in Rule 13d-1(b):

        Oakmont Corporation, a California corporation and an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

A-1

EXHIBIT B

JOINT FILING AGREEMENT

        The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 7th day of March, 2002.

THE TCW GROUP, INC., ON BEHALF OF THE TCW BUSINESS UNIT

By:	/s/ LINDA D. BARKER Linda D. Barker Authorized Signatory

ROBERT DAY

By:	/s/ LINDA D. BARKER Linda D. Barker Under Power of Attorney dated November 6, 2000 on file with Schedule 13G for Retek, Inc. dated November 8, 2000.

B-1

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SCHEDULE 13G
ITEM 1.
ITEM 2.
ITEM 3.
ITEM 4. OWNERSHIP
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
ITEM 10. CERTIFICATION.
SIGNATURE
EXHIBIT A
RELEVANT SUBSIDIARIES OF PARENT HOLDING COMPANY
EXHIBIT B
JOINT FILING AGREEMENT